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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period February 2006	File No. 001-32267

Desert Sun Mining Corp.
(Name of Registrant)

65 Queen Street West, Suite 810, P.O. Box 67, Toronto, Ontario CANADA M5H 2M5
(Address of principal executive offices)

1.	Material Change Report and Press Release, January 25, 2006
2.	Notice of Meeting
3.	Press Release, February 22, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F Form 40-F..XXX.......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No .XXX.

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
________

SEC 1815 (9-05) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Desert Sun Mining Corp.
65 Queen Street West
Suite 810
Toronto, Ontario
M5H 2M5

Item 2 Date of Material Change

January 25, 2006

Item 3 News Release

A Press Release was issued in Toronto, Ontario on January 25, 2006 and subsequently filed on SEDAR.

Item 4 Summary of Material Change

Desert Sun Mining Corp. announced an increase to mineral reserves of 25%

Item 5 Full Description of Material Change

See attached press release

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7 Omitted Information

None

Item 8 Executive Officer

Tony Wonnacott, Corporate Secretary (416) 861-5879

Item 9 Date of Report

February 15, 2006

DESERT SUN MINING CORP. By: “Tony Wonnacott” Name: Tony Wonnacott Title: Corporate Secretary

DESERT SUN MINING	CORP.

65 Queen Street West, Suite 810, PO Box 67, Toronto, Ontario, M5H 2M5		Tel: 416-861-0341 Fax: 416-861-8165
www.desertsunmining.com
Press Release 01 – 2006
For Further Information Contact:
Naomi Nemeth, Vice President, Investor Relations		TSX: DSM
416-861-5901		AMEX: DEZ
1-866-477-0077

January 25, 2006

DESERT SUN INCREASES RESERVES AT JACOBINA BY
25% TO 1.5 MILLION OUNCES GOLD

DESERT SUN MINING CORP. (TSX:DSM, AMEX:DEZ) has increased mineral reserves by 25% through an updated mineral reserve estimate for its Jacobina Mine (João Belo Zone), Morro do Vento Mine, Morro do
Vento Extension zone and Serra do Córrego zone. This increase is based on the updated estimates of Measured and
Indicated mineral resources released on December 20, 2005.

Proven and probable mineral reserves in the Jacobina Mine (João Belo Zone) are now 13,220,000 tonnes grading 2.15 g Au/t containing 913,100 ounces of gold. Total Proven and Probable mineral reserves in all zones are now 21,580,000 tonnes grading 2.18 g Au/t containing 1,510,000 ounces as summarized in Table 1 below. This is an increase of 310,000 ounces from the August 2005 reserve estimate (see press release
August 11, 2005).

This new reserve estimate is now being used in the Jacobina Mine development plan and increases mine life by over three years. A pre-feasibility study is currently in progress for the Canavieiras Mine, which has the potential to further increase reserves.

“This reserve increase represents another milestone in our growth plan as we head towards our target production of
250,000 ounces of gold in 2009,” commented Bruce Humphrey, President and Chief Executive Officer. “Other
significant events coming up this year include completion of the Morro do Vento Extension pre-feasibility expansion study and the Canavieiras pre-feasibility study, both of which have the potential to make significant contributions to our reserves.”

“The 25% increase to 913,100 ounces from the August 2005 estimate of 727,000 ounces in Proven and Probable reserves for the Jacobina Mine – João Belo Zone – allows us to further extend the mine life of our primary ore zone,”
commented Peter Tagliamonte, Vice President, Operations and Chief Operating Officer. “This new estimate at João
Belo contains a contribution from the newly discovered FW (Footwall) Reef in the main ore zone. The exploration drilling program at João Belo in 2005 outlined inferred mineral resources totaling 1,235,000 ounces and our expectation is that a significant portion of this resource can eventually be upgraded to a reserve based on historical and recent experience.”

  The mineral reserve estimate is set out in Table 1 below. The reserves were estimated using a gold price of US$400 per ounce and a block cutoff grade of 1.41 grams gold per tonne. Dilution and mining recovery rates appropriate for each zone were applied following established practices at the mine. Desert Sun has all operating permits in place for production. A NI 43-101 report on the updated mineral resources and mineral reserve estimate will be filed on SEDAR.

Table 1:
Estimated Mineral Reserves as of January 20, 2006 [1]

Area	Proven		Probable		Proven & Probable

	Tonnes	g Au/t	Tonnes	g Au/t	Tonnes	g Au/t	Ounces
							Contained

Joao Belo [2]	3,007,000	2.18	10,215,000	2,14	13,220,000	2.15	913,000

Morro do Vento [4]	Nil	Nil	4,672,000	1.95	4,672,000	1.95	292,000

Morro do Vento
Ext. (Basal Reef) [3]	58,000	3.57	2,712,000	2.68	2,770,000	2.69	240,000

Serra de Córrego [3]	Nil	Nil	918,000	2.17	918,000	2.17	64.000

Total [5]					21,580,000	2.18	1,510,000

[1]	Mineral reserves have been classified in accordance with CIM standards under NI 43-101.
[2]	Desert Sun Mining mineral reserve estimate January 20,2006
[3]	Updated following original Dynatec mineral reserve estimation of September 2003 in the SNC Lavalin feasibility study (see DSM Press Release September 12, 2003).
[4]	Desert Sun Mining mineral reserve estimate August 11, 2005 (reviewed by Devpro Mining Inc.) (see DSM Press Release August 11, 2005).
[5]	Totals have been rounded.

“Desert Sun has a proven track record of successfully converting approximately 75% of Inferred resources into
Indicated resources by further drilling,” commented Mr. Humphrey. “Based on operating experience, the conversion rate of Measured and Indicated resources to Proven and Probable reserves is typically about 75%.”

Assaying for the drilling program which defined the new indicated mineral resources in the Morro do Vento Extension zone was carried out by Lakefield Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Check assaying is routinely carried out, by ALS Chemex in Vancouver, on 10% of sample pulps and
5% of sample rejects. Independent standard reference samples are also inserted at regular intervals into each batch of analyses. Security is maintained at the core logging and sampling facility. Dr. Bill Pearson, P.Geo. is the Qualified
Person as defined under National Instrument 43-101 responsible for the scientific and technical work on the exploration program.

Assaying for the production drilling and channel sampling at the Jacobina Mine (João Belo zone) was carried out at the mine site laboratory which is an independent laboratory operated for the Jacobina mine by SGS Lakefield
Geosol, an ISO 9001, 2000 laboratory based in Brazil, using fire assay on 50 gram pulps. Blanks, duplicates and independent standard reference samples are inserted at regular intervals into each batch of analyses. The mine laboratory uses the full SGS QA/QC protocols and participates in regular intra-laboratory checks. Security is maintained at the core logging and sampling facility. Peter Tagliamonte, P.Eng., is the Qualified Person as defined under National Instrument 43-101 responsible for all mining and engineering work at the Jacobina Mine. Dr. Bill
Pearson, P.Geo. is the Qualified Person as defined under National Instrument 43-101 responsible for the geoscientific and technical work.

The Measured and Indicated resource estimate upon which these new reserve estimates are based was reviewed and confirmed by Terry Hennessey, P.Geo. of Micon International. Mr. Hennessey, who is an independent qualified person as defined under National Instrument 43-101 as reported in the press release dated December 20, 2005. The resource estimation methodology and classification used is the same as outlined in the August 2003 report by Mr.
Hennessey filed on SEDAR. The updated mineral reserve estimate was completed by the DSM Mining Group at
Jacobina under the direction of Mr. Tagliamonte, P.Eng., who is a Qualified Person, as defined by National
Instrument 43-101. An NI 43-101 compliant report on the mineral reserves and mineral resources will be filed on
SEDAR following the issue of this press release.

Desert Sun Mining is a Canadian gold mining company listed on the Toronto Stock Exchange and the American
Stock Exchange with 100% ownership of the Jacobina Mine and the 155 km long Bahia Gold Belt in the state of
Bahia, in northeastern Brazil. Proven and Probable mineral reserves in the Jacobina Mine area are 21,580,000 tonnes grading 2.18 g Au/t containing 1,510,000 ounces. As a result of Desert Sun’s exploration programs to date,
Measured and Indicated resources total 27,900,000 tonnes grading 2.57g Au/t containing 2,311,000 ounces of gold and Inferred Resources total 33,600,000 tonnes grading 2.80g Au/t containing 3,029,000 ounces of gold. The mineral reserves are included within the Measured and Indicated mineral resources. For additional information, contact Naomi Nemeth, Vice President, Investor Relations at 416-861-5901 (info@desertsunmining.com) or visit
Desert Sun’s website at www.desertsunmining.com.

Statements in this release that are not historical facts are "forward-looking statements" within the meaning of the U.S.
Private Securities Litigation Reform Act of 1995. Readers are cautioned that any such statements are not guarantees of future performance and that actual developments or results may vary materially from those in these "forward-
looking statements". This news release also uses the terms "measured resources", 'indicated resources' and 'inferred resources'. Desert Sun Mining Corp. advises investors that although these terms are recognized and required by
Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S.
Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources'
have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

www.equitytransfer.com

EQUITY
TRANSFER SERVICES

Lori Thompson
Officer, Client Services
Telephone: 416.361.0930 ext.243
lthompson@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

February 14, 2006

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: DESERT SUN MINING CORP - Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for **Desert Sun Mining Corp**

1.	ISIN -	CA 25043V1076
2.	Date Fixed for the Meeting -	March 31, 2006
3.	Record Date For Notice -	February 28, 2006
4.	Record Date For Voting -	February 28, 2006
5.	Beneficial Ownership Determination Date-	February 28, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting-	Common
7.	Classes of Series of Securities that entitle the holder to vote at the meeting-	Common
8.	Business to be conducted at the meeting-	Annual & Special

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per:

L. Thompson

Responsive Accessible
Equity Transfer Services Inc. 120 Adelaide St. W., Suite 420 Toronto, ON M5H 4C3 T: 416.361.0152 F: 416.361.0470
Cost-effective and Fast

Combination of Yamana and Desert Sun Creates Leading Intermediate Gold Producer.

Toronto, Ontario, February 22, 2006– Yamana Gold Inc. (Yamana) (TSX:YRI;
AMEX:AUY; LSE (AIM):YAU)and Desert Sun Mining Inc. (DSM)(TSX: DSM;AMEX:DEZ)
today announced a transaction which provides that Yamana will acquire all of the outstanding common shares of DSM in exchange for Yamana common shares.
DSM shareholders will receive 0.6 of a Yamana common share for each DSM common share held. Based on the 5-Day weighted average of Yamana’s share price, the transaction price is C$5.47 per DSM common share, representing a premium of 21.1% over the 5-Day weighted average price of DSM’s common shares. DSM owns the long-life Jacobina gold mine in Bahia, Brazil near
Yamana’s Fazenda Brasileiro mine and its C1 Santa Luz pre-feasibility project.

The transaction results in Yamana becoming a leading intermediate gold producer with the following profile:

  Estimated annualized gold production of 450,000 ounces in 2006 increasing to 700,000 ounces in 2007 and to more than 800,000 ounces in 2008 from operating mines and mines under construction (includes expansion plan for Jacobina Mine proposed by Desert Sun and excludes near development stage projects held by Yamana)
  Total resource base of approximately 11.6 million ounces of measured and indicated resources plus inferred resources of approximately 6.1 million ounces
  Proven and probable reserves of approximately 7.6 million gold ounces (included in above measured and indicated resource total above)
  Proven and probable copper reserves of approximately 2.3 billion pounds
  Cash costs projected at US$270 per ounce of gold in 2006, with US$125 and US$115 per ounce of gold projected for 2007 and 2008, respectively
  One of the largest Brazilian exploration land holdings with a significant presence in three major gold belts

The transaction provides the following anticipated benefits to Yamana and DSM shareholders:

  Creates an intermediate gold producer with one of the largest production growth profiles
  Increases operational strength and management depth
  Facilitates operational and administrative synergies
  Results in a company with further growth potential from existing development-stage assets and better positioned to take advantage of additional acquisitions
  Broadens shareholder base and increases share liquidity

The transaction is accretive to Yamana in terms of net asset value and longer-term earnings and cash flow per share. DSM shareholders will benefit from an attractive premium and the opportunity to participate in the future growth of the combined company.

Increased Profile

Peter Marrone, President and Chief Executive Officer of Yamana said, “In our strategic vision which we articulated in late 2005, our goal was to produce
750,000 ounces of gold by 2008. With this acquisition, we will exceed that goal. As a result of this increased production profile and with the advancement of our development-stage or near development-stage assets, we are now targeting production of 1.0 million ounces by 2008. The purchase of
Desert Sun adds a large-scale, long-life operation to Yamana’s existing operations. The Jacobina Mine is near our existing operations in the State of Bahia in Brazil. The resulting synergies created by combining the
Jacobina Mine with our existing operations in Bahia are tremendous. Further, the addition of the 150-km long Bahia Gold Belt’s exploration potential will contribute to further growth. With the new production profile, Yamana will be one of the largest intermediate producers with projected future cash costs among the lowest in the industry. Our combined market capitalization is well below that of our peers and so we see significant upside value in the shares of the combined company.”

Bruce Humphrey, President and Chief Executive Officer of Desert Sun said,
“From the perspective of a Desert Sun shareholder, the transaction provides an attractive premium while still maintaining significant upside exposure.
Further, it provides diversification from being a one-mine company and it combines the strength of two respected operating teams. We are confident that Yamana’s shares represent good value and that we will participate in the upside through share ownership in the combined company.”

Summary of the Transaction

The acquisition of DSM will be completed by way of a court approved Plan of
Arrangement whereby each DSM common share will be exchanged for 0.6 of a
Yamana common share. All DSM options and warrants will become exercisable for common shares of Yamana based on the exchange ratio. As a result of the proposed transaction, the combined company will be held approximately 76% by existing Yamana shareholders and 24% by existing DSM shareholders. The total number of Yamana common shares outstanding would be approximately 262.1 million, on a pro forma basis after giving effect to Yamana’s previously announced acquisition of RNC Gold Inc. The transaction values DSM at approximately US$500 million on a non-diluted basis.

2

The acquisition has the unanimous approval of the Boards of Directors of
Yamana and DSM. The Board of Directors of DSM, having received the unanimous recommendation of a special committee of directors, is recommending that holders of DSM common shares vote in favour of the transaction. GMP
Securities L.P. provided an opinion to the special committee of the board of directors of DSM that the business combination is fair, from a financial point of view, to the holders of common shares of DSM.

Yamana has agreed with DSM that Bruce Humphrey (DSM President and CEO) and
Stan Bharti (DSM Chairman) will join its board of directors. It is expected that Yamana’s management team will be supplemented with the addition of certain officers from DSM to whom Yamana intends to extend offers of employment.

Commenting on management, Peter Marrone said, “We have a very capable management team and we welcome new additions to that team. The operational depth of the company will increase and better position us for further growth.”

The transaction is subject to all requisite regulatory and court approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by shareholders of DSM at a meeting of holders of common shares of DSM.
The shareholder meeting is expected to be held on March 31, 2006, with the transaction anticipated to close shortly thereafter.

If the combination does not occur under certain circumstances, DSM has agreed to pay Yamana a break-fee of C$21.5 million.

Yamana’s financial advisor is National Bank Financial Inc. DSM’s financial advisor is Sprott Securities Inc. and its special committee of directors is being advised by GMP Securities L.P.

About Yamana

Yamana is a Canadian gold producer with significant gold production, gold and copper-gold development stage properties, exploration properties and land positions in all major mineral areas in Brazil. With the acquisition of RNC
Gold, Yamana also owns two producing mines in Central America. Yamana expects to produce gold at intermediate company production levels in 2006 in addition to significant copper production by 2007. Company management plans to continue to build on this base through the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.

About Desert Sun Mining

Desert Sun Mining is a Canadian gold mining company listed on the Toronto
Stock Exchange and the American Stock Exchange with 100% ownership of the
Jacobina Mine and the 155 km long Bahia Gold Belt in the state of Bahia, in northeastern Brazil.

3

Conference Call

A conference call is scheduled for Wednesday, February 22, 2006 at 10:00 a.m. Eastern time.

Call-in numbers:	Local and international:	416-644-3433
	North American toll-free:	800-814-4859

A replay of this conference call will be available from Wednesday, February 22, 2006 (1:00 p.m.) until Wednesday, March 1, 2006. (11:59 p.m.)

Replay numbers:	Local and international:	416-640-1917	Passcode:	21168019#
	North American toll-free:	877-289-8525	Passcode:	21168019#

A presentation providing further information on these transactions and on the business combination will also be available on Yamana’s and DSM’s web sites at www.yamana.com and www.desertsunmining.com, respectively.

Cautionary Statements

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and
similar Canadian legislation, concerning the business, operations and financial performance and condition of each of Yamana and DSM. Forward-
looking statements include, but are not limited to, statements with respect to estimated production, synergies and financial impact of the proposed transaction; the benefits of the proposed transaction and the development potential of Yamana’s and DSM’s properties; the future price of gold and copper; the estimation of mineral reserves and resources; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; capital expenditures; success of exploration activities; permitting time lines and permitting, mining or processing issues; currency exchange rate fluctuations; government regulation of mining operations; environmental risks; unanticipated reclamation expenses; title disputes or claims; and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”,
“budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or
“does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”,
“might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Yamana and DSM to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks related to: unexpected events during construction, expansion and start-up; variations in ore grade, tones mined, crushed or milled; variations in relative amounts of refractory, non-
refractory and transition ores; delay or failure to receive board or government approvals; timing and availability of external financing on acceptable terms; the businesses of Yamana and DSM not being integrated successfully or such integration proving more difficult, time consuming or costly than expected; not realizing on the anticipated benefits from the
Yamana/DSM transaction or not realizing on such anticipated benefits within the expected time frame; risks related to international operations; actual

4

results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in the completion of development or construction activities, as well as those factors discussed in or referred to in the current annual Management’s Discussion and Analysis and current Annual Information Form of each of Yamana and DSM filed with the securities regulatory authorities in Canada and available at www.sedar.com, and Yamana’s and DSM’s Annual Report or Form 40-F filed with the United
States Securities and Exchange Commission. Although management of each of
Yamana and DSM has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.
Accordingly, readers should not place undue reliance on forward-looking statements. Neither Yamana nor DSM undertakes to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Readers should refer to the respective Annual
Information Forms of Yamana, DSM and RNC Gold Inc, each for the year ended
December 31, 2004, and other continuous disclosure documents filed by each of
Yamana, DSM and RNC Gold Inc. since January 1, 2005 available at
www.sedar.com, for further information relating to the mineral resources and mineral reserves of Yamana, DSM and RNC Gold Inc.

Cautionary Note to United States Investors Concerning Estimates of Measured,
Indicated and Inferred Resources:  This news release uses the terms
“Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred
Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral
Resource exists, or is economically or legally mineable.

5

A table summarizing the reserves and resources for each of DSM and Yamana’ projects is provided as follows:

Resources Summary	Measured		Indicated		Measured & Indicated				Inferred

	tonnes	grade	tonnes	grade	tonnes	grade	ounces	tonnes	grade	ounces
	(000s)	(g/t)	(000s)	(g/t)	(000s)	(g/t)	(000s)	(000s)	(g/t)	(000s)
Fazenda Brasileiro - UG (1)	974	2.880	3,394	3.137	4,368	3.082	432.9	695	4.630	103.6
Fazenda Brasileiro - OP (1)	394	2.360	898	1.620	1,292	1.844	76.6
Fazenda Nova (2)			6,053	0.866				95	0.500	1.5
Sao Francisco (2)	21,081	0.637	47,239	0.629	68,320	0.631	1,386.8	64,923	0.387	807.8
Chapada (2)	25,200	0.300	396,200	0.220	421,400	0.225	3,045.5	250,870	0.152	1,226.0
Jacobina Project (3)	3,400	2.680	24,500	2.560	27,900	2.570	2,311.0	33,600	2.800	3,029.0
San Andres (2)			38,975	0.780	38,975	0.780	978.9	29,700	0.650	625.0
La Libertad (2)	14,816	1.190	22,480	1.050	37,295	1.110	1,327.4	5,133	0.930	152.7
Sao Vicente (4)	6,431	1.030	6,028	0.950	12,459	0.990	396.0	210	0.530	3.6
C1 Santa Luz (1)			18,400	1.660	18,400	1.660	982.4
Ernesto (5)	234	6.340	611	8.730	846	8.070	219.2	511	5.980	98.3
Cerro Quema (2)	8,611	1.010	6,529	0.820	15,141	0.930	451.4	2,769	0.500	44.1

							11,608.1			6,091.7

Reserves Summary	Proven		Probable		Proven & Probable

	tonnes	grade	tonnes	grade	tonnes	grade	ounces
	(000s)	(g/t)	(000s)	(g/t)	(000s)	(g/t)	(000s)
Fazenda Brasileiro - UG (1)	974	2.880	1,386	2.870	2,360	2.880	218.2
Fazenda Brasileiro - OP (1)	394	2.360			394	2.360	29.9
Fazenda Nova (2)			4,986	0.914	4,986	0.914	146.6
Sao Francisco (2)	15,690	0.668	32,142	0.679	47,832	0.675	1,038.4
Chapada (2)	17,341	0.324	279,807	0.257	297,148	0.261	2,493.5
Jacobina Project (3)	3,065	2.208	18,517	2.173	21,580	2.180	1,510.0
San Andres (2)			17,339	0.860	17,339	0.860	477.1
La Libertad (2)	3,471	2.220	3,865	1.990	7,335	2.100	495.1
Sao Vicente (4)	3,533	1.054	2,471	1.044	6,004	1.050	202.7
C1 Santa Luz (1)			9,200	1.880	9,200	1.880	566.0
Cerro Quema (2)	5,903	1.160	4,596	1.030	10,499	1.100	372.5

							7,550.0

(1)	As of August 31, 2005
(2)	As of December 31, 2004
(3)	As of December 15, 2005
(4)	Updated from press release May 2, 2005
(5)	Updated from press release June 1, 2005

For further information please contact:

Yamana Gold Inc.	Desert Sun Mining

Peter Marrone	Bruce Humphrey
President and Chief Executive Officer	President and Chief Executive Officer
+1 416 815-0220	+1 416 861-5901

6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Desert Sun Mining Corp.
(Registrant)

Dated: March 5, 2006	Signed: /s/	Tony Wonnacott
Tony Wonnacott,
Corporate Secretary